Exhibit 3.16

AMENDMENT TO

BYLAWS

of

BLINK CHARGING CO.

(the “Corporation”)

(Effective as of January 29, 2018)

Section 6 is hereby amended and restated in its entirety as follows:

“Section 6 - Quorum.

a)	No business, other than the election of the chairman or the adjournment of the meeting, will be transacted at an annual or special meeting unless a quorum of shareholders, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

b)

Except as otherwise provided in these Bylaws, the holders of thirty-three and 34/100 percent (33.34%) of the issued and outstanding shares of the Corporation entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at a meeting of the corporation. If there is less than a quorum of holders of thirty-three and 34/100 percent (33.34%) of the issued and outstanding shares of the Corporation entitled to vote at a meeting so present or represented then the meeting may be adjourned to another time, or place, until a quorum is present, whereupon the meeting may be held, without further notice, except as required by law.”